January 16, 1997


Mr. Lawrence Tierney
1121 NW 193rd Avenue
Pembroke Pines, Florida 33029

Dear Sir:

         Reference is made to an Employment Agreement ("Agreement") dated as of March 1, 1995, between you ("Employee") and the undersigned (Corporation").

         This is to confirm our understanding and agreement as follows:

         1.  The Agreement is hereby amended in the following respects:

                  a. At any time following the Closing Date of the Stock Purchase Agreement dated as of December 4, 1996, by and between the Corporation and Tracker Marine, L.P., the Corporation may terminate this Agreement at its sole discretion and for any reason whatsoever immediately upon the giving of written notice to Employee of such termination and specifying the effective time thereof. Upon such termination, the Corporation shall pay to Employee an amount equal to two-thirds of Employee's then current annual base salary (such severance payment shall be subject to all required withholding (the "Severance Payment"), which Severance Payment shall be payable in eight equal consecutive monthly installments, commencing on the first day of the calendar month immediately following any such termination, and subject to the provisions of subparagraph (c) below.

                  b. Paragraph 1 of the Agreement is deleted and in lieu thereof Employee agrees to serve in such executive capacity as may be assigned to him from time to time by the Board of Directors of the Corporation.

Mr. Lawrence Tierney
January 16, 1997
Page 2


                  c. If employee is terminated pursuant to Section 1(a) hereof, such termination will be deemed to be "without cause" for purposes of Section 9 of the Agreement provided, however, that if Employee engages in any activity that would have been violative of Section 9 of the Agreement ("Competitive Activity"), then all remaining obligations of the Corporation with respect to Severance Payment installments to be paid from and after such engagement in Competitive Activity shall thereupon cease, and all rights of Employee to the remainder of such Severance Payment installments shall be forfeited.

                  d. Paragraphs 3, 4(iii) and 11(b) of the Agreement are hereby deleted in their entirety.

         2. In the event of any conflict between the provisions of the Agreement and this letter, the provisions of this letter shall prevail. Except as provided herein, the Agreement shall continue in full force and effect without change or modification.

         If the foregoing correctly sets forth our understanding, please indicate your agreement in the space provided below.

                                         Very truly yours,

                                         MAKO MARINE INTERNATIONAL, INC.



                                         By: /s/ Douglas W. Baena
                                             President

AGREED:


/s/ Lawrence Tierney